Exhibit 21

SUBSIDIARIES OF REGISTRANT

Subsidiaries	Jurisdiction of Incorporation

VOXX Accessories Corp.	Delaware
VOXX Electronics Corp.	Delaware
Audiovox Atlanta Corp.	Georgia
Audiovox Venezuela C.A.	Venezuela
Audiovox German Holdings GmbH	Germany
Audiovox Canada Limited	Canada
Klipsch Holding LLC	Delaware
VoxxHirschmann Corporation	Delaware
VOXX International (Germany) GmbH	Germany